News Release

Resin Systems Announces Second Quarter 2007 Results

Calgary, Alberta, August 13, 2007:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products (“RS”), today announced its financial and operating results for the quarter ended June 30, 2007. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Second Quarter 2007 Highlights

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Net loss of $8.1 million or $0.06 per share, down 32 percent from fourth quarter 2006 of $11.9 million or $0.13 per share and down 24 percent from second quarter 2006 of $10.6 million or $0.12 per share;

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use of cash in operations of $4.1 million, down 58 percent compared to $9.9 million in the fourth quarter of 2006 and down 56 percent compared to $9.3 million in the second quarter 2006;

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completion of the move and upgrade of RStandard pole production in Tilbury,Ontario;

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completion of the installation and commissioning of the manufacturing equipment and process of the first RStandard™ pole production cell;

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together, RS and FMC Technologies, Inc. have identified over 20 initial customer-paid pilot sites for Link-Belt® Composite Conveyor Idler Rollers exclusively using RS’s composite roller tubes with installations occurring over the remainder of 2007; and

•

RS delivered its first significant shipment of composite roller tubes to FMC Technologies, Inc.

“Our second quarter results demonstrate that we have successfully met our goal of dramatically reducing the use of cash in operations from 2006 levels,” said Paul Giannelia, president and chief executive officer. “All our focus is on resuming and then increasing our RStandard utility pole production, adding more production cells and successfully introducing our composite roller tube to the market with the objective of reaching profitability in 2008.”

RStandard Utility Poles

Further to RS’s binding letter of intent with Global Composite Manufacturing, Inc. announced February 2, 2007, RS entered into a definitive manufacturing and licensing agreement with Global Composite Manufacturing, Inc. in August 2007. This agreement provides the framework whereby Global Composite Manufacturing is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing, Inc.’s production of RStandard utility poles under license from RS. Pursuant to this agreement, RS has agreed to advance up to $3.5 million to be repaid through future product deliveries or upon completion of financing by Global Composite Manufacturing, Inc. and to provide a limited recourse guarantee not to exceed $4 million in connection with such financing. This guarantee will be collateralized with the RStandard utility pole manufacturing equipment and related additions.

Under this agreement, Global Composite Manufacturing, Inc. has completed the move and upgrade to the RStandard utility pole production and have successfully commissioned the manufacturing equipment and process for the first production cell. Global Composite Manufacturing, Inc. is currently completing the climate controls in various production cell work zones which is the last step required for regular commercial production and deliveries to customers to resume.

RS also continued its transition of sales and distribution functions to HD Supply Utilities, Ltd. RS has already completed training of HD Supply Utilities, Ltd.’s regional sales teams in 30 different sites while work continues on product literature and technical support requirements. Deliveries to HD Supply Utilities, Ltd. are expected to begin in the latter part of the third quarter.

RStandard Roller Tubes

FMC Technologies, Inc.’s is now formally introducing to the market its line of Link-Belt Composite Conveyor Idler Rollers using RS’s composite roller tube. In conjunction with the introduction to market, RS announces it will market its composite roller tube under the RStandard brand name (formerly referred to as VRoll).

Together, RS and FMC Technologies, Inc. have identified over 20 initial customer-paid pilot sites for Link-Belt® Composite Conveyor Idler Rollers using RS’s composite roller tubes. In preparation of initial deliveries to these sites, RS delivered to FMC Technologies, Inc. its first significant shipment of composite roller tubes and deliveries were made to the first pilot installations in July and August 2007.

“We are very close to resuming commercial production of RStandard utility poles at Global Composite Manufacturing, Inc.’s new efficient facility in Ontario,” said Mr. Giannelia. “Resuming production and commercial deliveries of RStandard poles and successfully introducing our new composite rollers to the market will mark the beginning of a significant growth phase for our company.”

RS has filed its unaudited consolidated financial statements for the quarter ended June 30, 2007 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

Conference Call

RS will host a conference call on Monday, August 13, 2007 starting at 9:00 a.m., MDT (11:00 a.m. EDT) to discuss RS’s 2007 second quarter results.

To participate in the conference call, please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

Reader Advisory

Certain information set forth in this MD&A, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The terms "loss before interest, taxes, depreciation and amortization" and "funds used in operations" are not recognized measures under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "loss before interest, taxes, depreciation and amortization" and "funds used in operations" are useful supplemental measures, providing an indication of RS's ability to fund future operations. Investors are cautioned that "loss before interest, taxes, depreciation and amortization" and "funds used in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "loss before interest, taxes, depreciation and amortization" and "funds used in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

"Link-Belt® Composite Conveyor Idler Rollers" is a registered trademark of FMC Technologies, Inc.

For further information please contact:

Resin Systems Inc.

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com